UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012.

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 17, 2012	By:	/s/ OSAMU HIROKADO
Osamu Hirokado Head of Investor Relations

Information furnished in this form:

1.	NOTICE REGARDING CERTAIN MEDIA REPORTS WITH RESPECT TO THE APPOINTMENT OF NTT DOCOMO’S PRESIDENT

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

April 17, 2012

NOTICE REGARDING CERTAIN MEDIA REPORTS WITH RESPECT TO THE APPOINTMENT OF

NTT DOCOMO’S PRESIDENT

There were certain media reports with respect to the appointment of NTT DOCOMO’s President. There has been, however, no official announcement made from NTT DOCOMO in this respect.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111